

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 20, 2022

Joseph Hernon
Chief Financial Officer
Red Cat Holdings, Inc.
15 Ave. Munoz Rivera Ste 5
San Juan, PR 00901

   Re: Red Cat Holdings, Inc.
     Registration Statement on Form S-3
     Filed May 6, 2022
     File No. 333-264768

Dear Mr. Hernon:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Risk Factors, page 8

1. We note the disclosure in your Form 8-K filed May 5, 2022 that you received notice from the Nasdaq that you are not currently in compliance with its rules for continued listing. Please disclose the risks related to this notice and the risks of a potential delisting both in this registration statement and in future filings.

2. We note that your forum selection provision identifies a state or federal court located within Washoe County, Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether or not this provision applies to actions arising under either the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the

federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Selling Shareholders, page 8

3. Update the Selling Shareholders table to reflect the percentage of the class to be owned by each security holder after completion of the offering. Refer to Item 507 of Regulation S-K.

Incorporation of Certain Documents by Reference, page 12

4. We note that you incorporate by reference into the prospectus specified reports. Please provide the hyperlinks required by rule 411(d) of the Securities Act.

5. Please revise to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Item 16. Exhibits and Financial Statement Schedules, page 14

6. Please provide an active hyperlink directly to each exhibit. Refer to Item 601(a)(2) of Regulation S-K.

7. We note that the legality opinion refers to Form S-1. Please update the opinion to refer to the correct form type.

General

8. With regard to the acquisition of Teal Drones, please add disclosure about the consideration payable upon achievement of certain milestones. We note that the earn-out consideration may result in the Company issuing additional shares of common stock depending on revenue targets. Consider whether an update on these milestones or risk factor disclosure about potential dilution are warranted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joe Laxague